Exhibit 99.1

Sinovac Reports Unaudited Fourth Quarter and Full Year 2014 Financial Results

- Conference call scheduled for April 20, 2015 at 8:00 a.m. ET -

BEIJING, April 20, 2015 /PRNewswire/ -- Sinovac Biotech Ltd. (SVA), a leading provider of biopharmaceutical products in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2014.

Fourth Quarter 2014 Financial Highlights

(Compared to the fourth quarter 2013)

•	Quarterly sales were $20.3 million, a decrease of 11.4% from $22.9 million in the prior year period. Excluding revenue recognized from the stockpiling of H5N1 pandemic influenza vaccine of $0.1 million in the fourth quarter of 2014 and $7.2 million in the fourth quarter of 2013, the Company’s fourth quarter 2014 regular product sales were $20.2 million, an increase of 28.2% from $15.8 million in the prior year period.

•	Gross profit was $15.1 million, an increase of 2.9% from $14.7 million in the prior year period. Excluding H5N1 vaccine sales, gross margin was 75.3% in the fourth quarter of 2014, compared to 60.4% in the prior year period.

•	Net income attributable to common stockholders was $1.3 million, or $0.02 per basic and diluted share for the fourth quarter of 2014, compared to $5.8 million, or $0.10 per basic and diluted share, for the fourth quarter of 2013.

Full Year 2014 Financial Highlights

(Compared to the full year 2013)

•	Total sales were $63.1 million, a decrease of 13.0% from $72.5 million in the prior year. Excluding revenue recognized from the stockpiling of H5N1 pandemic influenza vaccine of $0.2 million in 2014 and $10.7 million in 2013, the Company’s annual sales of regular products were $62.9 million, an increase of 1.8% from $61.8 million in the prior year.

•	Gross profit was $46.6 million, a decrease of 9.1% from $51.3 million in the prior year. Excluding H5N1 vaccine sales, gross margin was 74.2% in 2014, compared to 72.6% in 2013.

•	Net loss attributable to common stockholders was $0.9 million, or $(0.02) per basic and diluted share in 2014, compared to a net income attributable to common shareholders of $7.4 million, or $0.13 per basic and diluted share in 2013.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, "Although the overall vaccine market environment was challenging in 2014, total sales of our regular products increased by 1.8% year-over-year, which is in line with our expectations. This growth is primarily due to increased sales of our hepatitis A&B vaccine, Bilive, in the private-pay market, as well as our hepatitis A vaccine, Healive, and seasonal flu vaccine, Anflu, in the public-pay market.

"We continue to make progress on our pipeline vaccines. We have submitted all required supplementary documentation for our EV71 vaccine candidate and are in the final stages of the approval process. We had begun clinical trials on our pneumococcal polysaccharide vaccine (PPV) at the beginning of April 2015. In the fourth quarter of 2014, we submitted our investigational new drug application for our proprietary hepatitis B vaccine and a new generation of hepatitis A & B combination vaccine to the China Food and Drug Administration (CFDA). Most recently, in January 2015, our pneumococcal conjugate vaccine (PCV) was approved to begin human clinical trials. We believe the advancement of our pipeline programs will serve as catalysts for future growth of the Company. ”

Fourth Quarter 2014 Business Highlights

Sales Update

Public Tenders. Sinovac has been a supplier of the seasonal flu vaccines for the Beijing Center for Disease Control (CDC)’s immunization program for the past eight years. During the 2014-2015 flu season, the Company was one of four suppliers of the flu vaccines in Beijing and its share of this tender increased to 40% from 23% in the 2013-2014 flu season, representing a total tender value of approximately $1.9 million.

As previously announced, Sinovac was selected by the Tianjin CDC to be the sole supplier of inactivated hepatitis A vaccines to the Expanded Immunization Program (EPI) in Tianjin for years from 2015 to 2017. The total value of this tender is approximately RMB 28 million ($4.6 million) over three years.

Seasonal Influenza Vaccine Registration License in Chile. As previously announced, Sinovac obtained a registration license for its seasonal influenza vaccine from Chile's Institute of Public Health. The license is valid until October 2019.

R&D Update

EV71 vaccine. In January 2015, the Company submitted supplementary documentation to the CFDA, as required following review of the new drug application (NDA) by an expert panel in November 2014. Currently, Sinovac is waiting for the results of the review by CFDA regarding supplementary documentations.

Pneumococcal 23-valent polysaccharide vaccine (PPV). The Company obtained its clinical trial license in May 2014. Sinovac had started trials at the beginning of April 2015.

Varicella vaccine. The Company is currently preparing supplementary materials for the clinical trial application, following review by an expert panel in November 2014. The Company expects to receive its clinical trial approval in 2015.

Pneumococcal 13-valent conjugate vaccine (PCV). The Company obtained its clinical trial license in January 2015, having filed its application with the CFDA in March 2011.

Sabin-inactivated polio vaccine (sIPV). The clinical trial application for the sIPV vaccine was accepted by Beijing Food and Drug Administration in October 2014 and the vaccine is currently under review by the CFDA.

Hepatitis B vaccine and new generation of hepatitis A & B vaccine. The Company has completed pre-clinical studies for its proprietary hepatitis B vaccine and filed a clinical trial application in December 2014. Simultaneously, Sinovac is developing a new generation of its hepatitis A & B combination vaccine based on its monovalent hepatitis A and hepatitis B vaccines.

Rubella vaccine. The Company obtained the clinical trial license in December 2014, and expects to develop this vaccine as a measles, mumps and rubella (MMR) combination vaccine.

Unaudited Financial Results for Fourth Quarter 2014

(In USD’000 except percentage data)	2014 Q4	% of Sales	2013 Q4	% of Sales
Hepatitis A – Healive	10,997	54.2%	7,970	34.7%
Hepatitis A&B – Bilive	6,321	31.1%	2,846	12.4%
Influenza vaccine	2,423	11.9%	3,409	14.9%
Animal vaccine	22	0.1%	617	2.7%
Mumps vaccine	456	2.2%	934	4.1%
Regular sales	20,219	99.5%	15,776	68.8%
H5N1 vaccine	100	0.5%	7,169	31.2%
Total sales	20,319	100.0%	22,945	100.0%
Cost of goods sold	5,204	25.6%	8,255	36.0%
Gross profit	15,115	74.4%	14,690	64.0%

Quarterly sales were $20.3 million, a decrease of 11.4% from $22.9 million in the fourth quarter of 2013. Excluding revenue of the Company’s H5N1 vaccine under the government stockpiling program, regular sales were $20.2 million in the fourth quarter of 2014, an increase of 28.2% over $15.8 million in the prior year period. The increase was primarily driven by increased sales of the Company’s hepatitis vaccines, due to increased demand in the private-pay market as well as an increase in average selling price.

Gross profit was $15.1 million, an increase of 2.9% from $14.7 million in the prior year period. Excluding the impact from H5N1 vaccine revenue, gross margin was 75.3%, compared to 60.4% in the prior year period. The increase in gross margin was primarily driven by the improved efficiency in the Company’s manufacturing processes, which resulted in lower unit costs, as well as increased selling prices of some of the Company’s products.

Selling, general and administrative expenses for the fourth quarter of 2014 were $9.9 million, compared to $7.9 million in the same period of 2013. The increase was primarily due to the trial production of EV71 as well as foreign exchange loss due to the appreciation of the US dollar against the Chinese RMB.

R&D expenses for the fourth quarter of 2014 were $3.5 million, a $1.1 million increase over the same period in 2013. This increase was attributable to the continued advancement of Sinovac’s pipeline products, including preclinical development and milestone payment of sIPV and trial production of PPV.

Net income attributable to common stockholders was $1.3 million, or $0.02 per basic and diluted share, compared to $5.8 million, or $0.10 per basic and diluted share, for the fourth quarter of 2013.

Unaudited Financial Results for Full Year 2014

(In USD’000 except percentage data)	2014	% of Sales	2013	% of Sales
Hepatitis A – Healive	26,515	42.0%	26,420	36.4%
Hepatitis A&B – Bilive	21,935	34.8%	20,782	28.7%

Influenza vaccine	12,131	19.2%	12,156	16.8%
Animal vaccine	169	0.3%	750	1.0%
Mumps vaccine	2,150	3.4%	1,680	2.3%
Regular sales	62,900	99.7%	61,788	85.2%
H5N1 vaccine	201	0.3%	10,736	14.8%
Total sales	63,101	100.0%	72,524	100.0%
Cost of goods sold	16,493	26.1%	21,273	29.3%
Gross profit	46,608	73.9%	51,251	70.7%

Total sales in 2014 were $63.1 million, a decrease of 13.0% from $72.5 million. Excluding the impact from one-time H5N1 vaccine revenue recognition in 2013, the Company’s annual sales of regular products increased by 1.8% year over year. The growth was mainly due to the sales of hepatitis A&B vaccines in the private-pay market, as well as sales of hepatitis A vaccines and the seasonal flu vaccine in the public-pay market.

Gross profit of 2014 was $46.6 million, a decrease of 9.1% from $51.3 million in 2013. Gross margin was 73.9%, compared to 70.7% in the prior year period. Excluding the impact from H5N1 vaccine, gross margin was 74.2% in 2014, compared to 72.6% in 2013.The increase in gross margin was primarily driven by the improved efficiency in the Company’s manufacturing processes, which resulted in lower unit costs.

Selling, general and administrative expenses for 2014 were $34.8 million, consistent with expenses of $34.5 million in 2013.

R&D expenses for 2014 were $11.0 million, compared to $8.4 million in 2013. The increase in the R&D expenses was primarily related to the continued development of the Company’s pipeline vaccine candidates, including the preclinical development and milestone payment for sIPV, and trial production of PPV.

Net loss attributable to stockholders in 2014 was $0.9 million or $(0.02) per basic and diluted share, compared to net income of $7.4 million, or $0.13 per basic and diluted share in 2013.

Balance Sheet Highlights

As of December 31, 2014, cash, cash equivalents totaled $90.0 million, compared to $107.2 million as of December 31, 2013. Net cash used in operating activities was $8.6 million in 2014. Net cash used in investing activities was $12.5million, which was primarily used for payment of property, plant and equipment for the Company’s PPV and varicella production facilities. Net cash provided by financing activities was $5.2 million in 2014, including proceeds from loans of $17.8 million which were offset by repayment of loans of $16.6 million, as well as $3.5 million in government grant received. As of December 31, 2014, the Company had $47.4 million of bank loans due within one year. Sinovac's cash and cash equivalents and time deposit position of $91.5 million are sufficient to meet both these loan repayment obligations and the Company's operational requirements.

When appropriate, the Company will seek new commercial bank loans to finance the commercialization of pipeline products.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), mumps and canine rabies. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. Sinovac has filed a new drug application with the China Food & Drug Administration for its proprietary enterovirus 71 vaccine, having been proven effective in preventing hand, foot and mouth disease in infants and children during its Phase III clinical trial. The Company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to Mexico, Mongolia, Nepal, and the Philippines, and was recently granted a license to commercialize its hepatitis A vaccine in Chile. For more information, please visit the Company's website at www.sinovac.com .

Contact

Sinovac Biotech Ltd.
Helen Yang / Chris Lee
Tel: +86-10-8279-9659 / 9696
Fax: +86-10-6296-6910
Email: ir@sinovac.com

ICR Inc.
Bill Zima
U.S: 1-646-308-1707
Email: william.zima@icrinc.com

SINOVAC BIOTECH LTD.

Consolidated Balance sheets

As of December 31, 2014 and 2013

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

Current assets	December 31,2014	December 31,2013

Cash and cash equivalents	90,018	107,242
Time deposit	1,500	-
Accounts receivable – net	40,757	31,927
Inventories	18,832	14,329
Prepaid expenses and deposits	1,430	1,150
Deferred tax assets	2,266	2,602
Total current assets	154,803	157,250

Property, plant and equipment	68,417	67,963
Prepaid land lease payments	10,405	10,948
Long-term inventories	2,648	2,781
Long-term prepaid expenses	3	154
Prepayments for acquisition of equipment	1,387	708
Deferred tax assets	515	117
Licenses	352	772
Total assets	238,530	240,693

Current liabilities
Bank loans and current portion of long-term debt	47,375	16,217
Loan from a non-controlling shareholder	2,595	3,324
Accounts payable and accrued liabilities	23,237	28,037
Income tax payable	1,101	246
Deferred revenue	4,996	875
Deferred government grants	530	458

Total current liabilities	79,834	49,157

Deferred government grants	7,494	4,746
Long-term debt	1,803	32,146
Deferred revenue	7,191	11,005
Other non-current liabilities	482	-
Total long term liabilities	16,970	47,897

Total liabilities	96,804	97,054

Commitments and contingencies
Equity
Preferred stock	-	-
Common stock	56	56
Additional paid-in capital	108,243	107,393
Accumulated other comprehensive income	12,022	14,141
Statutory surplus reserves	12,627	11,808
Accumulated deficit	(6,384)	(4,714)
Total stockholders' equity	126,564	128,684

Non-controlling interests	15,162	14,955
Total equity	141,726	143,639
Total liabilities and equity	238,530	240,693

SINOVAC BIOTECH LTD.

Consolidated Statements of Comprehensive Income (loss)

For the three and twelve months ended December 31, 2014 and 2013

(Unaudited)

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Three months ended December 31		Twelve months ended December 31
	2014	2013	2014	2013
Sales	20,319	22,945	63,101	72,524
Cost of sales	5,204	8,255	16,493	21,273
Gross profit	15,115	14,690	46,608	51,251

Selling, general and administrative expenses	9,891	7,894	34,787	34,538
Provision (recovery) for doubtful accounts	(170)	(1,561)	329	(504)
Research and development expenses	3,522	2,461	11,034	8,384
Loss on disposal and impairment of property, plant and equipment	44	91	74	88
Government grants recognized in income	(104)	-	(104)	-
Total operating expenses	13,183	8,885	46,120	42,506
Operating income	1,932	5,805	488	8,745

Interest and financing expenses	(920)	(863)	(3,407)	(3,031)
Interest income	565	600	2,685	2,168
Other income	1,177	121	1,356	263
Income before income taxes and non-controlling interests	2,754	5,663	1,122	8,145
Income tax benefit (expense)	(616)	2,287	(1,458)	2,225

Net Income (loss)	2,138	7,950	(336)	10,370
Less: (Income) attributable to the non-controlling interests	(834)	(2,129)	(515)	(2,928)
Net Income (loss) attributable to stockholders of Sinovac	1,304	5,821	(851)	7,442

Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	(988)	1,086	(2,427)	2,686
Total comprehensive income (loss)	1,150	9,036	(2,763)	13,056
Less: comprehensive (income) attributable to non-controlling interests	(699)	(2,279)	(207)	(3,244)
Comprehensive income (loss) attributable to stockholders of Sinovac	451	6,757	(2,970)	9,812

Weighted average number of shares of
Basic	55,749,040	55,497,357	55,681,076	55,301,276
Diluted	56,106,941	56,057,462	55,681,076	55,802,338

Earning (loss) per share
Basic	0.02	0.10	(0.02)	0.13
Diluted	0.02	0.10	(0.02)	0.13

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the three and twelve months ended December 31, 2014 and 2013

(Unaudited)

(Expressed in thousands of U.S. Dollars)

	Three months ended		Twelve months ended
	December 31		December 31
	2014	2013	2014	2013
Cash flows provided by (used in) operating activities
Net income (loss)	$2,138	$7,950	$(336)	$10,370
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
- deferred income taxes	(707)	(2,287)	(162)	(2,225)
- stock-based compensation	72	72	287	281
- inventory provision	689	629	1,273	1,399
- provision(recovery) for doubtful accounts	(170)	(1,561)	329	(504)
- loss (gain) on disposal and impairment of equipment	44	(349)	74	88
- deferred government grant recognized in income	(104)	-	(104)	-
- depreciation of property, plant and equipment and amortization of licenses	2,872	1,706	8,142	6,433
- amortization of the prepaid land lease payments	80	-	278	311
- accretion expenses	29	47	114	100
Changes in:
- accounts receivable	(284)	8,197	(9,691)	(7,256)
- inventories	638	(1,624)	(6,170)	(7,547)
- income tax payable	602	-	899	7
- prepaid expenses and deposits	277	415	(496)	242
- deferred revenue	1,217	4,037	601	(675)
- accounts payable and accrued liabilities	(374)	2,684	(4,167)	4,552
- other non-current liablitites	482	-	482	-
Net cash provided by (used in) operating activities	7,501	19,916	(8,647)	5,576

Cash flows provided by (used in) financing activities
- Proceeds from bank loan	-	2,942	17,837	16,800
- Repayments of bank loan	(5,957)	(3,927)	(15,962)	(4,089)
- Proceeds from issuance of common stock,
net of share issuance costs	176	281	512	848
- Proceeds from shares subscribed	45	(196)	51	18
- Government grants received	91	149	3,520	842
- Repayment of loan from a non-controlling shareholder	(649)	-	(649)	-

Net cash provided (used in) by financing activities	(6,294)	(751)	5,309	14,419

Cash flows used in investing activities
- Acquisition of property, plant and equipment	(3,696)	(1,739)	(11,003)	(5,176)
- Time deposit placed with financial institution	(1,500)	-	(1,500)	-

Net cash used in investing activities	(5,196)	(1,739)	(12,503)	(5,176)

Exchange gain (loss) on cash and cash equivalents	(347)	790	(1,383)	1,182

Increase (decrease) in cash and cash equivalents	(4,336)	18,216	(17,224)	16,001

Cash and cash equivalents, beginning of year	94,354	89,026	107,242	91,241

Cash and cash equivalents, end of year	$90,018	$107,242	$90,018	$107,242